Exhibit 2(f)

AMENDMENT TO THE BYLAWS

OF

WESTERN ASSET FUNDS, INC. (“WAF”)

Article III, Section 9 of WAF’s Bylaws has been amended to read in its entirety as follows:

“Section 9. INFORMAL ACTIONS BY DIRECTORS. Except to the extent otherwise specifically prohibited by applicable law, any action required or permitted to be taken at any meeting of the Board of Directors or Committee thereof may be taken without a meeting, if all members of the Board or Committee thereof give consents thereto in writing or by electronic transmission and such consents are filed in paper or electronic form with the minutes of proceedings of the Board of Directors or Committee thereof.”